SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  1)*

ORIENT-EXPRESS HOTELS LTD.
(Name of Issuer)
Class A Common Shares, $0.01 Par Value
(Title of Class of Securities)
G67743107
(CUSIP Number)
Peter A. Nussbaum, Esq.
CR Intrinsic Investors, LLC
72 Cummings Point Road
Stamford, CT 06902
(203) 890-2000
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
(with a copy to)

Willkie Farr & Gallagher LLP
787 Seventh Avenue
New York, NY 10019
Attn: Adam M. Turteltaub

June 2, 2008
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.	G67743107	Page	2	of	9	Pages

1	NAME OF REPORTING PERSON CR Intrinsic Investors, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,350,000 (see Item 5)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

2,350,000 (see Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,350,000 (see Item 5)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO

SCHEDULE 13D

CUSIP No.	G67743107	Page	3	of	9	Pages

1	NAME OF REPORTING PERSON CR Intrinsic Investments, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Anguilla, British West Indies

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,350,000 (see Item 5)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

2,350,000 (see Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,350,000 (see Item 5)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO

SCHEDULE 13D

CUSIP No.	G67743107	Page	4	of	9	Pages

1	NAME OF REPORTING PERSON Steven A. Cohen

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,350,000 (see Item 5)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

2,350,000 (see Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,350,000 (see Item 5)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

Pursuant to Rule 13d-2 promulgated under the Act, this Schedule 13D/A (this “Amendment No. 1”) amends the Schedule 13D filed on May 16, 2008 (the “Original Schedule 13D” and, together with this Amendment No. 1, the “Schedule 13D”). This Amendment No. 1 relates to Class A common shares, $0.01 par value per share (the “Common Stock”), of Orient-Express Hotels Ltd., a Bermuda company (the “Issuer”).
Item 2. Identity and Background
Item 2 of the Schedule 13D is hereby amended and restated in its entirety as follows:
     (a) This statement is filed by:
     (i) CR Intrinsic Investors, LLC (“CR Intrinsic Investors”) with respect to shares of Common Stock directly beneficially owned by CR Intrinsic Investments, LLC (“CR Intrinsic Investments”);
     (ii) CR Intrinsic Investments with respect to shares of Common Stock directly beneficially owned by it; and
     (iii) Steven A. Cohen with respect to shares of Common Stock beneficially owned by CR Instrinsic Investors and CR Intrinsic Investments.
     CR Intrinsic Investors, CR Intrinsic Investments, and Mr. Cohen (collectively, the “Reporting Persons”) expressly disclaim beneficial ownership of securities directly beneficially owned by any person or entity other than, to the extent of any pecuniary interest therein, the various accounts under the Reporting Persons’ management and control.
     (b) The address of the principal business office of (i) CR Intrinsic Investors and Mr. Cohen is 72 Cummings Point Road, Stamford, Connecticut 06902, and (ii) CR Intrinsic Investments is Box 174, Mitchell House, The Valley, Anguilla, British West Indies.
     (c) The principal business of CR Intrinsic Investments is to serve as a private investment limited liability company. The principal business of CR Intrinsic Investors is to serve as investment manager to CR Intrinsic Investments, and to control the investing and trading in securities by this private investment fund. The principal business of Mr. Cohen is to serve as a principal of CR Intrinsic Investors, located at his address set forth above, and of certain other affiliated entities.
     (d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
     (e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
     (f) CR Intrinsic Investors is a Delaware limited liability company. CR Intrinsic Investments is an Anguillan limited liability company. Mr. Cohen is a United States citizen.
Item 4. Purpose of Transaction.
Item 4 of Schedule 13D is hereby amended to include the following:
     On June 2, 2008, CR Intrinsic Investments, D. E. Shaw Valence Portfolios, L.L.C. (“Valence”) and D. E. Shaw Oculus Portfolios, L.L.C. (“Oculus”), entered into a written agreement (the “Agreement”) pursuant to which, among other representations, warranties and covenants, each of them agreed, on its own behalf and on behalf of certain affiliates, to: (1) share information with respect to their respective acquisitions of shares of Common Stock; (2) restrict certain acquisitions and dispositions of shares of Common Stock; (3) consult with each other prior to making any public statements relating to the Issuer and (4) potentially share certain expenses incurred in connection with the transactions contemplated by the Agreement, in each case during the term of the Agreement. As a result of the Agreement, the Reporting Persons, Valence, Oculus, and certain affiliates of Valence and Oculus may be deemed to have formed a group within the meaning of Rule 13d-5(b) under the Act. The description of the Agreement in this Schedule 13D is qualified in its entirety by reference to full text of the Agreement, a copy of which is filed with this Schedule 13D as Exhibit B.
Item 5. Interest in Securities of the Issuer.
Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:
     (a) As of the close of business on June 2, 2008, the Reporting Persons beneficially owned an aggregate of 2,350,000 shares of Common Stock, representing approximately 5.5% of the shares of Common Stock outstanding. The percentages used herein are based upon 42,459,500 shares of Common Stock reported to be outstanding as of April 30, 2008, by the Issuer in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 12, 2008.
     CR Intrinsic Investors and Mr. Cohen own directly no shares of Common Stock. Pursuant to an investment management agreement, CR Intrinsic Investors holds all investment and voting power with respect to securities held by CR Intrinsic Investments. Mr. Cohen, through one or more intermediary holding companies, controls CR Intrinsic Investments. By reason of the provisions of Rule 13d-3 of the Act, as amended, each of CR Intrinsic Investors and Mr. Cohen may be deemed to own beneficially 2,350,000 shares of Common Stock (constituting approximately 5.5% of the shares of Common Stock outstanding).

     As a result of the Agreement described in Item 4 above, the Reporting Persons, Valence, Oculus and certain affiliates of Valence and Oculus may be deemed to constitute a “group” within the meaning of Rule 13d-5(b) under the Act.  Pursuant to such Rule, a group is deemed to beneficially own all of the Common Stock beneficially owned by all members of the group as a whole. The Reporting Persons have been informed that, as of the close of business on May 23, 2008, Valence beneficially owned an aggregate of 3,218,678 shares of Common Stock, representing approximately 7.6% of the class.  Valence and other related parties have reported their beneficial ownership on a separate Schedule 13D. Accordingly, as of the close of business on May 23, 2008, the group may be deemed to beneficially own an aggregate of 5,568,678 shares of Common Stock, representing approximately 13.1% of the class. Each of the Reporting Persons expressly disclaims beneficial ownership of securities held by any person or entity other than, to the extent of any pecuniary interest therein, the various accounts under such Reporting Person’s management and control. The securities reported herein as being beneficially owned by the Reporting Persons do not include any securities held by Valence, its affiliates, or any other person or entity other than the various accounts under the Reporting Persons’ management and control. Any disclosures made herein with respect to persons or entities other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.
     (b) None of the Reporting Persons has sole power to vote or direct the vote or sole power to dispose or direct the disposition of shares of Common Stock.
     (i) CR Intrinsic Investors has shared power to vote or direct the vote and shared power to dispose or direct the disposition of 2,350,000 shares of Common Stock, constituting 5.5% of such class of securities;
     (ii) CR Intrinsic Investments has shared power to vote or direct the vote and shared power to dispose or direct the disposition of 2,350,000 shares of Common Stock, constituting approximately 5.5% of such class of securities; and
     (iii) Steven A. Cohen has shared power to vote or direct the vote and shared power to dispose or direct the disposition of 2,350,000 shares of Common Stock, constituting approximately 5.5% of such class of securities.
     (c) No transactions in the shares of Common Stock were effected by the Reporting Persons since the filing of the Original Schedule 13D.
     (d) No person other than CR Intrinsic Investors, CR Intrinsic Investments and Steven A. Cohen is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock directly beneficially owned by CR Intrinsic Investments.
     (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
Item 6 of the Schedule 13D is hereby amended to include the following:
     As described in Item 4 above, the Reporting Persons entered into the Agreement on June 2, 2008.
Item 7. Material to be filed as Exhibits.
Item 7 is hereby amended and restated in its entirety as follows:
1.	Exhibit A — Joint Filing Agreement

2.	Exhibit B — Agreement, dated as of June 2, 2008, by and between CR Intrinsic Investments, LLC, D. E. Shaw Oculus Portfolios, L.L.C. and D. E. Shaw Valence Portfolios, L.L.C.

SIGNATURES
     After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned, severally and not jointly, certifies that the information set forth in this statement is true, complete and correct.
Dated: June 2, 2008

CR INTRINSIC INVESTORS, LLC
By:	/s/ Peter Nussbaum
	Name:	Peter Nussbaum
	Title:	Authorized Person

CR INTRINSIC INVESTMENTS, LLC
By:	/s/ Peter Nussbaum
	Name:	Peter Nussbaum
	Title:	Authorized Person

STEVEN A. COHEN
By:	/s/ Peter Nussbaum
	Name:	Peter Nussbaum
	Title:	Authorized Person